Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                      Name and Address of Company

Dundee Corporation (the “Corporation”)
1 Adelaide Street East
28th Floor
Toronto, Ontario
M5C 2V9

Item 2                      Date of Material Change

June 18, 2009

Item 3                      News Release

A news release was issued at Toronto, Ontario on June 19, 2009 and transmitted by Marketwire.

Item 4                      Summary of Material Change

See full description of material change below.

Item 5                      Full Description of Material Change

On June 19, 2009, Ned Goodman, President & Chief Executive Officer of the Corporation announced the appointment of Lucie Presot, B.SC, CMA, as Vice President and Chief Financial Officer of the Corporation, replacing Joanne Ferstman who is continuing in a new role within the Dundee Organization.

Item 6                      Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                      Omitted Information

Not applicable.

Item 8                      Executive Officer

For further information, please contact Sivan Fox, Vice President, Legal at (416) 365-5352.

Item 9                      Date of Report

June 19, 2009